UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Innovation Beverage Group Ltd (the “Company”) is furnishing this Report on Form 6-K to provide an investor presentation relating to the Company’s previously announced proposed merger with BlockFuel Energy, Inc. (“BlockFuel”). The investor presentation includes information regarding the Company, BlockFuel and the proposed combined company.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Report on Form 6-K and Exhibit 99.1 contain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed merger with BlockFuel, the expected operations and performance of the combined company, future financial or operational results, strategic initiatives and other statements that are not historical facts. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: December 5, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer